SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No.6)*

Ameriana Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

023613102
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023613102	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 252,926
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 252,926
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,926
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.46%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 252,926
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 252,926
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,926
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.46%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 023613102	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,270
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,270
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.58%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 023613102	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 270,196
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 270,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.04%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 023613102	13G/A	Page 6 of 11 Pages

The Schedule 13 G/A filed on February 11, 2011, is hereby amended and restated by this Amendment No. 6 to the Schedule 13G.

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Ameriana Bancorp (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2118 Bundy Avenue, New Castle, Indiana 47362-1048.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly owned by it;
(ii)
Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), which serves as general partner of TFP, with respect to the shares of Common Stock directly owned by TFP;

(iii)
Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of Tontine Capital Overseas Master Fund II, LP ("TCOM II"), with respect to the shares of Common Stock directly owned by TCOM II; and

(iv)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TFP and TCOM II.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

CUSIP No. 023613102	13G/A	Page 7 of 11 Pages

Item 2(c).	CITIZENSHIP:

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $1.00 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

023613102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________________________________

Not applicable.

CUSIP No. 023613102	13G/A	Page 8 of 11 Pages

Item 4.	OWNERSHIP.

A.	Tontine Financial Partners, L.P.
	(a)	Amount beneficially owned: 252,926
(b)
Percent of class: 8.46%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 2,988,952 shares of Common Stock issued and outstanding as of November 9, 2011, as set forth in the Company's Quarterly Report Form 10-Q for the quarterly period ended September 30, 2011 filed on November 10, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 252,926
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 252,926

B.	Tontine Management, L.L.C.
	(a)	Amount beneficially owned: 252,926
	(b)	Percent of class: 8.46%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 252,926
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 252,926

C.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 17,270
	(b)	Percent of class: 0.58%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 17,270
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 17,270

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 270,196
	(b)	Percent of class: 9.04%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 270,196
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 270,196

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from or the proceeds from the sale of such shares.  TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from or the proceeds from the sale of such shares.  Mr. Gendell is the Managing Member of TM and TAA and in that capacity directs their operations.

CUSIP No. 023613102	13G/A	Page 9 of 11 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 023613102	13G/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., for itself and as the general partner of Tontine Financial Partners, L.P. and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.

CUSIP No. 023613102	13G/A	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., for itself and as the general partner of Tontine Financial Partners, L.P. and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.